Exhibit (a)(1)(H)

FORM OF CONFIRMATION OF NON-PARTICIPATION IN OPTION EXCHANGE

Date:

To:	[Eligible Employee]

From:	Vince Holding Corp.

Re:	Confirmation of Non-Participation in Option Exchange

As was previously communicated, the deadline for making an election to exchange your Eligible Options in the Option Exchange was 5:00 p.m. Eastern Time on October 2, 2015, the Offer Expiration Date of the Option Exchange. There are no exceptions to this deadline.

This e-mail is to confirm that prior to this deadline, a properly completed (and not subsequently withdrawn) Election Form from you to exchange your Eligible Options for Replacement Options in the Option Exchange was not on file with Vince. Accordingly, your Eligible Options will not be canceled and will remain subject to their existing terms, exercise prices and vesting schedules, and you will not be granted Replacement Options with respect to these Eligible Options under the Option Exchange.

You should direct questions about the Option Exchange or requests for assistance (including requests for additional copies of the Offer to Exchange, the Election Form or other documents relating to this Option Exchange) by e-mail directly to optionexchange@vince.com. You may also call 646-767-5592 and leave a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday).